Exhibit 99.5

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 1, 2018

Contents

1	Introduction

2	Interim Management Board Report

8	Managing Directors’ Statement

9	Consolidated Condensed Interim Financial Statements

37	Other Information

40	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Interim Report is set forth on page 40.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries and/or any investments in associates, as the context may require. The name is also used where no useful purpose is served by identifying the particular company or companies within the ASML Group.

© 2018, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2018

ASML Statutory Interim Report 2018

Introduction

Dear Stakeholder,
On July 18, 2018, we published our Statutory Interim Report for the six-month period ended July 1, 2018. This includes an Interim Management Board Report, a Managing Directors’ Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.
We also published our 2018 second-quarter results in accordance with US GAAP and IFRS-EU on July 18, 2018.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and target annualized effective tax rate for the third quarter of 2018, and expected financial results and trends for the rest of 2018, including expected capital expenditures for 2018 and the expected financing of such expenditures, the expectation for the second half of 2018 to be stronger, with improved profitability and continued growth in sales from the third to the fourth quarter of 2018, expected revenue growth and growth in logic and memory, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that trends exhibited in 2017 will continue into 2018, statements with respect to the commitment of customers to insert EUV into volume manufacturing, statements with respect to roadmap acceleration as a result of continued EUV progress, including the accelerated introduction of higher productivity systems in 2019 (including configurations of more than 155 and 170 wafers per hour) and the expected benefits, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a growing installed base, including timing of shipments (including expected EUV shipments in 2018 and planned EUV shipments in 2019), expected volume ramp in the second half of 2018 in support of high customer demand, statements with respect to the benefits of the new DUV system shipment, expected demand for DUV system by memory customers, the continued integration efforts with respect to ASML’s acquired companies and expected benefits, including fast beam metrology that enables the reduction of cycle time and improvement of accuracy, the benefits of HMI’s e-beam metrology capabilities, including the introduction of a new class of pattern fidelity control, and the acquisition of Carl Zeiss SMT and its expected benefits, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy, statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Interim Management Board Report

Our Company
It is hard to imagine the world without microchips. They are at the heart of the devices that we use to work, travel, stay healthy and be entertained - from smartphones to cars, from MRI scanners to industrial robots. Delivering new functionalities, better performance and lower cost with each generation, advances in chips have spawned new products and transformed industries. New technologies and trends, such as artificial intelligence, augmented reality and the Internet of Things, result in additional demand for semiconductor chips to generate, transfer, store, analyze and apply vast amounts of data.
As one of the world’s leading manufacturers of chip-making equipment, ASML provides its customers with tools - hardware, software and services - to create the patterns that define the electronic circuits on a chip. As we improve our products, our customers can increase the value and reduce the cost of chips for their customers.

We are a global company with 21,401 employees and achieved total net sales of EUR 5,025.4 million during the first half of 2018, resulting in a net income of EUR 1,203.1 million. Our thousands of engineers work in multi-disciplinary teams and with a network of suppliers and technology partners, innovating to maintain our technology leadership. We set ourselves ambitious goals and take pride in the impact we have on the world around us.

A short company history
Our company was founded in 1984 in Eindhoven under the name of ASM Lithography. By 1985 we had grown into a company of more than 200 employees and moved to Veldhoven, where we have been headquartered ever since. In 1991 we launched our PAS 5500, which became a major success for ASML and continues to be in use today. After we incorporated as ‘ASM Lithography Holding N.V.’ in the Netherlands on October 3, 1994, we became a public company in 1995 with listings on NASDAQ and Euronext Amsterdam.
We continued our growth and technological advancement also by acquiring the Silicon Valley Group in 2001, whose site in Wilton, Connecticut in the US, is now a major R&D and manufacturing center. That same year we introduced our TWINSCAN system which, using ‘dual-stage’ technology, exposes one wafer while the next wafer is already being measured, maximizing performance and productivity. In 2001, we also changed our name to ASML Holding N.V.
In 2007, we acquired Brion, a US company specialized in computational lithography for ICs, which became a cornerstone of our Holistic Lithography product strategy. In 2013 we acquired Cymer, a manufacturer of light sources in the US, to accelerate the development of the next-generation lithography technology EUV. In 2016, we acquired HMI in Taiwan to further enhance our Holistic Lithography product portfolio. In 2017, we acquired a 24.9 percent indirect interest in Carl Zeiss SMT GmbH in Germany, to facilitate the further development of our EUV systems.
In the first half year of 2018, we generated net sales of EUR 5,025.4 million (first half year of 2017: EUR 3,906.3 million) and an operating income of EUR 1,392.0 million or 27.7 percent of net sales (first half year of 2017: EUR 1,012.4 million or 25.9 percent). Net income for the first half year of 2018 amounted to EUR 1,203.1 million or 23.9 percent of net sales (first half year of 2017: EUR 824.2 million or 21.1 percent), representing basic net income per ordinary share of EUR 2.82 (first half of 2017: EUR 1.92).
Below we provide an update of the risks and uncertainties we face in the second half year of 2018, followed by the ASML Operations Update, Auditor’s Involvement and 2018 Second Half Year Perspectives.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are identified below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
Summary

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry

•	The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs

•	We face challenges in managing industrialization of our products and bringing them to high volume production which could impact profitability

•	We face intense competition

•	Our production is highly dependent on the performance of a limited number of critical suppliers of single source key components

•	A high percentage of net sales is derived from a few customers

•	The semiconductor industry might be cyclical and we may be adversely affected by any downturn

•	We derive most of our revenues from the sale of a relatively small number of products

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business

•	Defending against intellectual property claims brought by others could harm our business

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•	A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations

•	We are subject to risks in our international operations

•	We are dependent on the continued operation of a limited number of manufacturing facilities

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees

•	Changes in taxation could affect our future profitability

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for the environment, health and safety could subject us to significant liabilities

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

•	We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year

•	Restrictions on shareholder rights may dilute voting power
We assessed the relevant risks and believe that the risks identified are in line with those presented in our 2017 Integrated Report based on IFRS subject to the risks updated below:
A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations
We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cyber security, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.
From time to time we experience cyber-attacks on our information technology systems. These attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other corporate espionage. These attacks include malicious software (malware), attempts to gain unauthorized access to data, and other electronic security breaches of our information technology systems as well as the information technology systems of our suppliers, customers and other service providers that have led and could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information (including confidential information relating to our customers, employees and suppliers). In addition any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), unauthorized access to, or disclosure of, customer, personnel or supplier information, corruption of our data or of our systems, reputational damage or litigation. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.
In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. For example, we are currently implementing a new enterprise-wide management system and infrastructure. We may not be able to successfully integrate and launch these new systems as planned without disruption to our operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.
The General Data Protection Regulation (the "GDPR") came into effect in May 2018. The regulation imposes a strict data protection compliance regime and includes new rights. The GDPR applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of EU countries, and created a range of new compliance obligations. Implementation of, and compliance with the GDPR has increased and could continue to increase our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by or adverse to us. Violations of the GDPR may result in significant fines (up to four percent of worldwide net sales or EUR 20.0 million, whichever is greater) and reputational harm.
We are subject to risks in our international operations
The majority of our sales are made to customers outside EMEA, see Note 11 Segment Disclosure. There are a number of risks inherent in doing business in some of those regions, for example:

•	Unfavorable political, geopolitical or economic environments;

•	Increased exposure to natural hazards;

•	Potentially adverse tax consequences;

•	Unexpected legal or regulatory changes;

•	Failure to comply with regulatory requirements, including anti-corruption, anti-bribery and human rights standards;

•	Our inability to attract and retain sufficiently qualified personnel;

•	Our inability to protect of our intellectual property and information technology systems; and

•	Adverse effects of foreign currency fluctuations.
If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

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In particular, 12.9 percent of our first half year 2018 total net sales and 23.2 percent of our first half year 2017 total net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. The risks we face by doing business in Taiwan increased with our acquisition of HMI. Our business in People’s Republic of China is expected to increase further, which increases our exposure in international operations. Furthermore, certain of our manufacturing facilities as well as customers are located in South Korea. In particular, 38.9 percent of our first half year 2018 total net sales and 35.9 percent of our first half year 2017 total net sales were derived from customers in South Korea. There are tensions with the Democratic People’s Republic of Korea (North Korea), which have existed since the division of the Korean Peninsula following World War II, which have increased significantly over the previous year. The worsening of relations between those countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.
Furthermore, we are increasing our presence in a number of new jurisdictions, including the People’s Republic of China and Russia. Our international operations are exposed to risks, including risks relating to compliance with anti-corruption and anti-bribery laws and regulations, attracting and retaining sufficiently qualified personnel, and the protection of our intellectual property and information technology systems. If these risks materialize, they could have a material adverse effect on our business, financial condition or results of operations.
The administration of President Trump has enacted trade measures, including import tariffs and other tariffs on China and on other countries. In response to such measures, the European Union and other countries, including China, have responded with retaliatory tariffs on certain products from the United States. Our business involves the sale of systems and services to customers in a number of countries, including China where our business has grown in recent periods. If developments in trade policy and practices result in export control, technology transfer or other restrictions on trade that may affect our business, this could impact our ability to sell systems and services to affected customers, which could adversely affect our business, financial condition and results of operations.
Defending against intellectual property claims brought by others could harm our business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology, manufacturing and selling our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers or suppliers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacturing of semiconductor products and / or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify our customers or suppliers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We also may incur substantial licensing or settlement costs to potentially strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties, which could have a material adverse effect on our business, financial condition and results of operations.
There are currently pending a number of patent infringement suits between Nikon on the one hand and ASML and its supplier Carl Zeiss SMT GmbH in multiple jurisdictions. See Note 9 Commitments, Contingencies and Guarantees for a disclosure of litigation proceedings with Nikon.
We have incurred, and expect to continue to incur, substantial legal fees and costs in connection with these lawsuits, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from this or any other patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting our manufacturing, exporting or selling of products, and / or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and / or results of operations. We are unable to predict at this time what may be the outcome of any particular litigation against ASML or its suppliers including the proceedings described in Note 9 Commitments, Contingencies and Guarantees, or whether any additional patent or other intellectual property suits, by Nikon or another third party, may arise. Additional proceedings, including any additional proceedings initiated by ASML, could significantly increase our litigation costs.
If Nikon is successful in obtaining injunctive relief prohibiting ASML or Carl Zeiss SMT GmbH from manufacturing, exporting or selling systems or components, this could effectively prohibit ASML from manufacturing, exporting or selling some of its systems, and, if Nikon is successful in obtaining a damages award such damages could be significant and could have a material adverse effect on our business, financial condition and results of operations.
If ASML and Nikon agree to settle this matter, this could result in license or other fees payable by ASML and such fees could be significant.

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ASML Operations Update
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 1, 2018 based on IFRS-EU have been prepared in accordance with IAS 34. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.
Based on US GAAP, net income is measured differently from net income based on IFRS-EU. Set forth below is a reconciliation of net income under US GAAP versus IFRS-EU:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017	2018
(in millions)	EUR	EUR
Net income based on US GAAP [1,2]	809.0	1,123.7
Development expenditures	21.1	48.8
Income taxes	(5.8)	30.7
Other	(0.1)	(0.1)
Net income based on IFRS-EU	824.2	1,203.1

1.
The 2017 net income based on US GAAP has been restated to reflect the new accounting standard ASC 606 "Revenue from Contracts with Customers". There are no differences between ASC 606 "Revenue from Contracts with Customers" and IFRS 15 "Revenue from Contracts with Customers", see Note 3 Summary of Significant Accounting Policies.

2.
As of January 1, 2018 ASML has early adopted ASC 842 "Leases" and IFRS 16 "Leases". The implementation of the standards did not impact our 2017 Net income, see Note 3 Summary of Significant Accounting Policies.

Set forth below are selected Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis for the first half of 2017 and 2018 (based on IFRS-EU):

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions)	EUR	EUR
Total net sales	3,906.3	5,025.4
Total cost of sales	(2,301.1)	(2,847.8)
Gross profit	1,605.2	2,177.6
Other income	47.9	—
Research and development costs	(440.1)	(554.0)
Selling, general and administrative costs	(200.6)	(231.6)
Operating income	1,012.4	1,392.0
Finance income (costs)	(22.5)	(12.7)
Income before income taxes	989.9	1,379.3
Income tax expense	(165.7)	(162.9)
Profit (loss) related to investments in associates	—	(13.3)
Net income	824.2	1,203.1

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

The following table shows a summary of key financial figures on a semi-annual basis for the first half of 2017 and 2018:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions EUR, unless otherwise indicated)
Total net sales	3,906.3	5,025.4
Net system sales	2,591.0	3,754.2
Net service and field option sales	1,315.3	1,271.2
Total sales of lithography systems (in units) [2]	86	107
Total sales of new lithography systems (in units) [2]	78	83
Total sales of used lithography systems (in units) [2]	8	24
Gross profit as a percentage of total net sales	41.1	43.3

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.	Lithography systems do not include metrology and inspection systems.

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Consolidated Sales and Gross Profit
Total net sales increased by EUR 1,119.1 million to EUR 5,025.4 million for the first half year of 2018 from EUR 3,906.3 million for the first half year of 2017. This increase is caused by increased net system sales of EUR 1,163.2 million, offset by decreased net service and field option sales of EUR 44.1 million. The increase in net system sales is primarily driven by a higher number of systems sold, and a shift towards more high-end systems; in the first half of 2018, we recognized in revenue sales of eight EUV systems, compared to two systems in the first half of 2017. The decrease in net service and field option sales is mainly driven by a decrease in performance extension upgrades.
Gross profit increased compared to the first half year of 2017, mainly driven by:

•	Higher net systems sales volume and a shift towards more high-end systems; and

•	Decreased amortization of capitalized development expenditures.
Other Income
In the first half of 2017 other income consisted of contributions for R&D programs under the NRE Funding Agreements from certain Participating Customers in the CCIP (first half year of 2017: EUR 47.9 million). The NRE funding was completed by the end of 2017.
Research and Development
R&D expenditures for the first half year of 2018 of EUR 737.2 million increased compared to the first half year of 2017 (EUR 630.2 million). The R&D expenditures comprise of R&D costs net of credits (including net development costs not eligible for capitalization), of EUR 554.0 million (first half year of 2017: EUR 440.1 million) and capitalization of development expenditures of EUR 183.2 million (first half year of 2017: EUR 190.1 million).
In the first half of 2018 our R&D activities mainly related to:

•
EUV - Further improving availability and productivity focused on the final stages of industrialization related to our NXE:3400B system, of which we shipped our first systems in 2017. In addition, we are extending our road map by including High-NA to support our customers with 3 nm logic and beyond.

•	DUV immersion - Finalizing development related to our NXT:2000 system and further improving our alignment/overlay roadmap.

•	Holistic Lithography - HMI next generation products and further development of YieldStar and process window control solutions.
Selling, General and Administrative Costs
The increase in Selling, General and Administrative costs to EUR 231.6 million for the first half year of 2018 compared to the first half year of 2017 (EUR 200.6 million) mainly reflects the impact from increased ASML headcount and higher Nikon litigation costs.
Income Tax Expense
Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annualized effective tax rate for the six-month period ended July 1, 2018 is 11.8 percent compared to 16.7 percent (restated) for the six-month period ended July 2, 2017. The decrease in estimated annualized effective tax rate compared to 2017 is mainly related to the nominal tax rate reduction in the US, and a change in the mix of income before income taxes in the Netherlands and foreign jurisdictions.
Profit (Loss) Related to Investments in Associates
On June 29, 2017, we completed the acquisition of a 24.9 percent interest in Carl Zeiss SMT Holding GmbH & Co. KG. We record the results using a one-quarter time lag as these results are not available in time to record them in our concurrent period. Due to the June 29, 2017 closing date and the one-quarter reporting time lag, no earnings from our investment in Carl Zeiss KG were recorded for the six-month period ended July 2, 2017. In the first half year of 2018 a loss of EUR 13.3 million was recorded in our Consolidated Condensed Statement of Profit or Loss.

Related Party Transactions
For disclosure regarding related party transactions see Note 13 Related Party Transactions.

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Auditor’s Involvement
This Statutory Interim Report for the six-month period ended July 1, 2018 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.
2018 Second Half Year Perspectives
Operational Outlook
We are on track achieving net sales growth of about 25 percent for the full year. This is driven by sales to memory customers, expected to grow about 60 percent from 2017 especially driven by DRAM. Our entire product portfolio is driving this growth. Installed Base Management sales are expected to remain stable compared to 2017.
Financial Outlook
For the third-quarter of 2018, ASML expects net sales between EUR 2.7 billion and EUR 2.8 billion.

The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Strategy Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Christophe Fouquet, Executive Vice President EUV

Veldhoven, July 17, 2018

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Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Strategy Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Christophe Fouquet, Executive Vice President EUV
Veldhoven, July 17, 2018

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Consolidated Condensed
Interim Financial Statements

ASML Statutory Interim Report 2018    9

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Consolidated Condensed Interim Financial Statements

12	Consolidated Condensed Statement of Profit or Loss
13	Consolidated Condensed Statement of Comprehensive Income
14	Consolidated Condensed Statement of Financial Position
15	Consolidated Condensed Statement of Changes in Equity
17	Consolidated Condensed Statement of Cash Flows
18	Notes to the Consolidated Condensed Interim Financial Statements

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Consolidated Condensed Statement of Profit or Loss

		Unaudited	Unaudited
	For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
Notes	(in millions, except per share data)	EUR	EUR

11	Net system sales	2,591.0	3,754.2
11	Net service and field option sales	1,315.3	1,271.2
	Total net sales	3,906.3	5,025.4

	Cost of system sales	(1,545.9)	(2,014.6)
	Cost of service and field option sales	(755.2)	(833.2)
	Total cost of sales	(2,301.1)	(2,847.8)

	Gross profit	1,605.2	2,177.6

	Other income	47.9	—
	Research and development costs	(440.1)	(554.0)
	Selling, general and administrative costs	(200.6)	(231.6)
	Operating income	1,012.4	1,392.0

	Finance income	4.0	7.1
	Finance costs	(26.5)	(19.8)
	Income before income taxes	989.9	1,379.3

10	Income tax expense	(165.7)	(162.9)
	Income after income taxes	824.2	1,216.4

8	Profit (loss) related to investments in associates	—	(13.3)
	Net income	824.2	1,203.1

7	Basic net income per ordinary share	1.92	2.82
7	Diluted net income per ordinary share [2]	1.91	2.81

	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	430.2	426.6
7	Diluted [2]	432.3	428.2

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive.

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Consolidated Condensed Statement of Comprehensive Income

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions)	EUR	EUR

Net income	824.2	1,203.1

Other comprehensive income:

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	(255.8)	0.2

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	(19.2)	4.1
Transfers to net income	3.5	12.8

Other comprehensive income, net of taxes [2]	(271.5)	17.1

Total comprehensive income, net of taxes	552.7	1,220.2

Attributable to Equity holders	552.7	1,220.2

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.
All items in accumulated other comprehensive income as of July 1, 2018 will be reclassified subsequently to profit or loss when specific conditions are met. These items include our proportionate share of other comprehensive income from associates of EUR 1.0 million loss (July 2, 2017: no amount), the hedging reserve of EUR 5.3 million gain (July 2, 2017: EUR 7.6 million loss) and the currency translation reserve of EUR 92.2 million gain (July 2, 2017: EUR 191.8 million gain).

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Consolidated Condensed Statement of Financial Position
(Before appropriation of net income)

			Unaudited
		December 31, 2017[1]	July 1, 2018
Notes	(in millions)	EUR	EUR

	Assets
	Right-of-use assets	—	127.4
	Property, plant and equipment	1,546.1	1,584.6
	Goodwill	4,562.7	4,562.7
	Other intangible assets	2,736.1	2,760.9
8	Investments in associates	982.2	979.5
	Deferred tax assets	196.3	287.6
	Finance receivables	264.9	193.0
4	Derivative financial instruments	65.2	74.6
	Other assets	458.5	796.6
	Total non-current assets	10,812.0	11,366.9

	Inventories	2,955.6	3,217.5
	Contract assets	90.2	284.7
	Current tax assets	61.6	292.8
4	Derivative financial instruments	50.5	45.4
	Finance receivables	59.1	599.7
	Accounts receivable	1,772.3	1,138.9
	Other assets	508.6	525.8
4, 5	Short-term investments	1,029.3	654.3
4, 5	Cash and cash equivalents	2,259.0	2,325.7
	Total current assets	8,786.2	9,084.8

	Total assets	19,598.2	20,451.7

	Equity and liabilities

	Equity	12,056.4	12,279.4

	Long-term debt	3,000.1	3,007.7
4	Derivative financial instruments	62.7	50.1
	Deferred and other tax liabilities	584.1	646.9
	Provisions	21.2	23.5
	Contract liabilities	622.0	854.8
	Accrued and other liabilities	114.4	208.8
	Total non-current liabilities	4,404.5	4,791.8

	Provisions	—	—
	Contract liabilities	1,530.0	1,638.9
4	Derivative financial instruments	4.6	37.4
	Current portion of long-term debt	25.2	—
	Current tax liabilities	152.0	47.6
	Accrued and other liabilities	588.2	627.8
	Accounts payable	837.3	1,028.8
	Total current liabilities	3,137.3	3,380.5

	Total equity and liabilities	19,598.2	20,451.7

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

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Consolidated Condensed Statement of Changes in Equity
(Before appropriation of net income)

	Share Capital [2] EUR	Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Other Reserves [3] EUR	Net Income EUR	Total EUR
Balance at January 1, 2017 [1]	39.4	4,140.4	(796.2)	4,182.6	1,971.8	1,642.9	11,180.9

Prior year net income	—	—	—	1,642.9	—	(1,642.9)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	824.2	824.2
Foreign currency translation	—	—	—	—	(255.8)	—	(255.8)
Loss on financial instruments, net of taxes	—	—	—	—	(15.7)	—	(15.7)
Total comprehensive income	—	—	—	—	(271.5)	824.2	552.7

CCIP:
Fair value differences [4]	—	14.3	—	—	—	—	14.3

Purchases of treasury shares [5]	—	—	0.0	—	—	—	0.0
Cancellation of treasury shares	—	—	—	—	—	—	—
Share-based payments	—	25.8	—	—	—	—	25.8
Issuance of shares	0.1	(31.0)	56.7	(15.1)	—	—	10.7
Dividend paid	—	—	—	(516.7)	—	—	(516.7)
Development expenditures	—	—	—	(45.8)	45.8	—	—
Balance at July 2, 2017 unaudited	39.5	4,149.5	(739.5)	5,247.9	1,746.1	824.2	11,267.7

Components of statement of comprehensive income
Net income	—	—	—	—	—	1,349.1	1,349.1
Proportionate share of other comprehensive income from associate	—	—	—	—	(1.0)	—	(1.0)
Foreign currency translation	—	—	—	—	(121.3)	—	(121.3)
Loss on financial instruments, net of taxes	—	—	—	—	(4.0)	—	(4.0)
Total comprehensive income	—	—	—	—	(126.3)	1,349.1	1,222.8

CCIP:
Fair value differences [4]	—	14.3	—	—	—	—	14.3

Purchases of treasury shares [5]	—	—	(500.0)	—	—	—	(500.0)
Cancellation of treasury shares	(0.7)	—	650.0	(649.3)	—	—	—
Share-based payments	—	40.3	—	—	—	—	40.3
Issuance of shares	—	(11.7)	31.6	(8.6)	—	—	11.3
Development expenditures	—	—	—	(29.8)	29.8	—	—
Balance at December 31, 2017	38.8	4,192.4	(557.9)	4,560.2	1,649.6	2,173.3	12,056.4

Prior year net income	—	—	—	2,173.3	—	(2,173.3)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	1,203.1	1,203.1
Proportionate share of other comprehensive income from associate	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	0.2	—	0.2
Gain on financial instruments, net of taxes	—	—	—	—	16.9	—	16.9
Total comprehensive income	—	—	—	—	17.1	1,203.1	1,220.2

Purchases of treasury shares [5]	(0.2)	—	(438.7)	—	—	—	(438.9)
Cancellation of treasury shares	—	—	—	—	—	—	—
Share-based payments	—	25.7	—	—	—	—	25.7
Issuance of shares	—	(29.5)	52.3	(9.7)	—	—	13.1
Dividend paid	—	—	—	(597.1)	—	—	(597.1)
Development expenditures	—	—	—	(60.5)	60.5	—	—
Balance at July 1, 2018 unaudited	38.6	4,188.6	(944.3)	6,066.2	1,727.2	1,203.1	12,279.4

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.
As of July 1, 2018, the number of issued shares was 431,465,488. This includes the number of issued and outstanding shares of 425,308,722 and the number of treasury shares of 6,156,766. As of December 31, 2017, the number of issued shares was 431,464,705. This includes the number of issued and outstanding shares of 427,393,592 and the number of treasury shares of 4,071,113. As of July 2, 2017, the number of issued shares was 439,200,853. This included the number of issued and outstanding shares of 430,533,151 and the number of treasury shares of 8,667,702.

ASML Statutory Interim Report 2018    15

3.	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

4.
In the second half year of 2017: EUR 14.3 million (first half year of 2017: EUR 14.3 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

5.	As of July 1, 2018, EUR 19.1 million (first and second half year of 2017: nil) of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities.

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Consolidated Condensed Statement of Cash Flows

		Unaudited	Unaudited
	For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
Notes	(in millions)	EUR	EUR
	Cash Flows from Operating Activities
	Net income	824.2	1,203.1

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization [2]	358.3	324.9
	Impairment	7.8	4.6
	Loss on disposal of property, plant and equipment	1.1	3.4
	Share-based payments	25.8	25.7
	Allowance for doubtful receivables	2.5	5.3
	Allowance for obsolete inventory	60.6	100.7
	Deferred income taxes	19.9	(28.0)
	Investments in associates, net of income taxes	—	13.3

	Changes in assets and liabilities:
	Accounts receivable	(570.2)	622.1
	Finance receivables	48.4	(468.3)
	Inventories [3]	(439.3)	(323.2)
	Other assets	(186.0)	(343.2)
	Accrued and other liabilities	90.8	7.5
	Accounts payable	400.4	176.7
10	Current tax assets and liabilities	(254.3)	(338.2)
	Contract assets and liabilities	162.0	146.8
	Net cash provided by operating activities	552.0	1,133.2

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment [3]	(94.9)	(254.8)
	Purchase of intangible assets	(200.3)	(199.0)
4	Purchase of short-term investments	(350.0)	(183.8)
4	Maturity of short-term investments	900.0	558.8
	Cash from (used for) derivative financial instruments	(47.2)	27.1
	Loans issued and other investments	—	(0.6)
	Acquisition of / Investment in associates	(1,002.1)	(10.5)
	Dividend income from associates	—	—
	Net cash used in investing activities	(794.5)	(62.8)

	Cash Flows from Financing Activities
12	Dividend paid	(516.7)	(597.1)
12	Purchase of treasury shares [4]	—	(419.8)
	Net proceeds from issuance of shares	24.9	13.1
	Repayment of debt	(240.7)	(1.6)
	Net cash from (used in) financing activities	(732.5)	(1,005.4)

	Net cash flows	(975.0)	65.0
	Effect of changes in exchange rates on cash	(17.7)	1.7

	Net increase (decrease) in cash and cash equivalents	(992.7)	66.7
	Cash and cash equivalents at beginning of the year	2,906.9	2,259.0

	Cash and cash equivalents at July 2, 2017 and July 1, 2018	1,914.2	2,325.7

	Supplemental Disclosures of Cash Flow Information:
	Interest received	10.7	4.3
	Interest paid	(33.4)	(20.5)
10	Income taxes paid	(390.0)	(518.2)

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.
For the six-month period ended July 1, 2018, depreciation and amortization includes EUR 148.9 million of depreciation of property, plant and equipment (July 2, 2017: EUR 159.4 million), EUR 174.2 million of amortization of intangible assets (July 2, 2017: EUR 196.8 million) and EUR 1.8 million of amortization of underwriting commissions and discount related to the bonds and credit facility (July 2, 2017: EUR 2.1 million).

3.
For the six-month period ended July 1, 2018, an amount of EUR 55.5 million (July 2, 2017: EUR 3.1 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

4.	As of July 1, 2018, EUR 19.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities.

ASML Statutory Interim Report 2018    17

Notes to the Consolidated Condensed Interim Financial Statements

1. General Information
Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and on NASDAQ. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V. and the subsidiaries over which ASML Holding N.V. has control. All intercompany profits, balances and transactions have been eliminated in the consolidation. Furthermore the Consolidated Condensed Interim Financial Statements also include an investment in associate over which ASML Holding N.V. has significant influence. We recognize income or loss of the investee using a one-quarter time lag.
The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 17, 2018 and have not been audited or reviewed by an external auditor.
2. Basis of Preparation
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 1, 2018 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Integrated Report and should be read in conjunction with the 2017 Integrated Report based on IFRS, which has been prepared in accordance with IFRS-EU.
The Consolidated Condensed Interim Financial Statements are stated in millions of euros unless indicated otherwise.
3. Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements 2017, except for income tax expense which is recognized based on management’s best estimate of the annual income tax rate for the full financial year.
A number of new standards became applicable for the current reporting period and we had to change our accounting policies and make (retrospective) adjustments as a result of adopting the following standards:

•	IFRS 9 "Financial Instruments";

•	IFRS 15 "Revenue from Contracts with Customers"; and

•	IFRS 16 "Leases".
The impact of the adoption of these standards and the new accounting policies is disclosed below. We believe that the effect of all other standards (not yet) effective and (not yet) adopted by the EU is not expected to be material.

Financial instruments
In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9, which has superseded IAS 39 "Financial Instruments: Recognition and Measurement". Compared to IAS 39 this standards includes amendments to:

•	The classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ measurement category for simple debt instruments.

•	Impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit.
We have assessed the impact of adopting IFRS 9 on our Consolidated Condensed Interim Financial Statements.
Classification and measurement of financial assets, financial liabilities
IFRS 9 largely retains the existing requirements in IAS 39 for the reclassification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.
The adoption of IFRS 9 has not had a significant effect on the Group`s accounting policies related to financial assets, financial liabilities and derivative financial instruments.
Impairment of financial assets
IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortised cost and contract assets. Under IFRS 9, credit losses are recognised earlier than under IAS 39.
ASML allocates each exposure to a probability of loss based on data that is determined to be predictive of the risk of loss and applying experienced credit judgement. Probability of default are defined using quantitative factors that are indicative of the risk of default and are aligned to information from Bloomberg L.P.
Impairment on cash and cash equivalents, short term investments and finance receivables have been measured on the 12-month expected loss basis and reflects the short maturities of the exposures. ASML considers that its cash and cash equivalents, short term investments and finance receivables have low credit risk based on the external credit ratings of the counterparties.
ASML uses a similar approach for assessment of ECL’s for trade receivables, however for trade receivable an approach using the lifetime ECL is used. This approach did not result in a material effect on our Consolidated Condensed Interim Financial Statements.

ASML Statutory Interim Report 2018    18

Hedge Accounting
ASML uses forward foreign exchange contracts to hedge the variability in cash flows arising from changes in foreign exchange rates. We designate only the change in fair value of the spot element of the forward exchange contract as the hedging instrument in cash flow hedging relationships. The effective portion of changes in fair value of hedging instruments is accumulated in a cash flow hedge reserve as a separate component of equity.

Under IAS 39, for all cash flow hedges, the amounts accumulated in the cash flow hedge reserve were reclassified to profit of loss as a reclassification adjustment in the same period as the hedged expected cash flows affected profit or loss. However, under IFRS 9, for cash flow hedges of foreign currency associated with forecast inventory purchases, the amounts accumulated in the cash flow hedge reserve are instead included directly in the initial cost of the inventory item when it is recognize. The same approaches also apply under IFRS 9 to the amounts accumulated in the cost of hedging reserve.

The adoption of IFRS 9 has not had a significant effect on the Group`s accounting policies related to hedge accounting.

Revenue from Contracts with Customers
IFRS 15 "Revenue from Contracts with Customers" was issued in May 2014 and has been endorsed by the EU on September 22, 2016. The standard is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
We have closely assessed the impact of adopting IFRS 15 on our Consolidated Condensed Interim Financial Statements by assessing all contracts that have an impact on net system sales and net service and field option sales over 2017. We have finalized our assessment of all contracts based on which we have adopted IFRS 15 "Revenue from Contracts with Customers" with a date of the initial application of January 1, 2018. We have selected full retrospective adoption and therefore restate all years presented in our Consolidated Financial Statements upon adoption. As a result, we have changed our accounting policy for revenue recognition as detailed below.
We applied IFRS 15 for the years ended December 31, 2017 retrospectively using the practical expedients in paragraph IFRS 15.C5, under which we:

•	Do not restate contracts that begin and are completed in the same annual or semi-annual reporting period;

•	Used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods;

•
Do not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application - i.e. January 1, 2018; and

•
Reflect the aggregate effect of all modifications that occurred before January 1, 2017 when identifying the performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations.

Applying these practical expedients is not expected to have a significant impact on our adjusted semi-annual financial results as our expectation of the impact would be limited to certain shifts of revenue recognition between periods due to not using the hindsight allowed by these practical expedients.
The details of the significant changes and quantitative impact of the changes are disclosed below:

A.	Allocation of consideration based on stand-alone selling price
We changed from allocating the consideration of a contract to the elements of the contract using the relative selling price of these elements in accordance with IAS 18 to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market assessment approach in accordance with IFRS 15. As a result, we consider customer discounts and cash credits, within volume purchase agreements, a reduction of the transaction price. Consequently, we allocate these customer discounts and cash credits ratably to the performance obligations based on the stand-alone selling price.
As we have very limited sales on a stand-alone basis we have to make estimates to determine our stand-alone selling prices. For this we selected the adjusted market assessment approach. This estimate requires our judgment as we mainly enter into bundled arrangements and we sell specialized goods and services. Furthermore, we have no insight into the stand-alone selling prices of our competitors for comparable products and services. Therefore, we considered our pricing policies and practices, which are based on the value we provide to our customers. Our internal pricing policies result in a list price, which is for the majority of products only determined and set when the products or services are introduced. We conclude that these list prices generally do not reflect the stand-alone selling prices over the lifetime of the related product or services.
To determine the stand-alone selling prices for our products and services we used data of bundled arrangements over the last one to three years and derived the price for which each system model would be sold, on a stand-alone basis, from this data. We used the same relative step-down from the list price for options and services that are sold together with the system. For other services we used list prices, as

ASML Statutory Interim Report 2018    19

these contracts typically have duration of one year and prices are updated periodically. For options that are not sold as part of a system for systems already installed at the customer, we used the contract data over the last three years and derived the price for which these options would be sold, on a stand-alone basis, from this data.

B.	Field upgrades
Transfer of control of field upgrades and options, that require significant installation efforts, was previously upon customer acceptance of the upgraded system. The new over-time revenue recognition requirement, in IFRS 15.35(b) performance that enhances an asset the customer controls, results in revenue for these field upgrades and options to be recognized over time during the period of installation.

C.	Installation
Installation revenue was previously recognized upon completion and customer acceptance. It has been determined, in accordance with IFRS 15.35, that the customer simultaneously consumes and receives the benefits provided by the performance of the installation. As a result, transfer of control takes place over the period of installation from delivery through customer acceptance, measured on a straight-line basis, as our performance is satisfied evenly over this period of time.

D.	Applications projects and Field projects (relocations)
Applications and Field project revenue was previously recognized upon completion and customer acceptance. It has been determined in accordance with IFRS 15.35, that the customer simultaneously consumes and receives the benefits provided by the performance of our services. As a result, the transfer of control occurs throughout the service period.

E.	Bill-and-hold transactions
Previously, in order to recognize revenue for a bill-and-hold transaction, our policy included a requirement for a fixed schedule of delivery, as well as the requirement that the buyer must have had a substantial business purpose for requesting the bill-and-hold transaction. Whereas IAS 18 did not contain specific guidance on bill-and-hold arrangements, IFRS 15 does contain specific application guidance on the accounting for bill-and-hold arrangements. In accordance with IFRS 15.B81, we no longer require a fixed scheduled delivery and a customer’s explicit request is no longer required.

F.	Options to buy as a material right
Options to buy goods or services in addition to the purchase commitment were previously not assessed as a separate element, but are now assessed in order to determine if these options provide a material right to the customer they would not have received if they had not entered into the contract. Each option to buy additional goods or services provided at a discount from the stand-alone selling price is considered a material right and will be recognized as revenues in accordance with IFRS 15.B40.

G.	Contract assets and liabilities
The contract assets primarily relate to our rights to a consideration for goods or services delivered but not invoiced at the reporting date. The contract assets are transferred to the receivables when invoiced and the rights become unconditional. The contract liabilities primarily relate to down payments, received for systems to be delivered, as well as deferred revenue from system shipments, based on the allocation of the consideration to the related performance obligations in the contract. This balance is mainly consisting of extended warranties, installation and other free goods or services provided as part of a volume purchase agreement.
The majority of our customer contracts contain both asset and liability positions. At the end of each reporting period, these positions are netted on a contract basis and presented as either an asset or a liability in the financial statements. Consequently, a contract balance can change between periods from a net contract asset balance to a net contract liability balance in the balance sheet.

ASML Statutory Interim Report 2018    20

The following tables summarize the impacts of the adoption of IFRS 15 on our Consolidated Statements of Operations and Comprehensive Income for the six-month period ended July 2, 2017:

Consolidated Statements of Operations
For the six-month period ended July 2, 2017	As previously reported	Adoption of IFRS 15	As adjusted
(in millions, except per share data)	EUR	EUR	EUR

Net system sales	2,599.9	(8.9)	2,591.0
Net service and field option sales	1,445.1	(129.8)	1,315.3
Total net sales	4,045.0	(138.7)	3,906.3

Total cost of sales	(2,318.2)	17.1	(2,301.1)
Gross profit	1,726.8	(121.6)	1,605.2

Other income	47.9	—	47.9
Research and development costs	(440.1)	—	(440.1)
Selling, general and administrative costs	(200.6)	—	(200.6)
Income from operations	1,134.0	(121.6)	1,012.4

Interest and other, net	(22.5)	—	(22.5)
Income before income taxes	1,111.5	(121.6)	989.9

Provision for income taxes	(175.0)	9.3	(165.7)
Income after income taxes	936.5	(112.3)	824.2

Profit (loss) related to investment in associates	—	—	—
Net income	936.5	(112.3)	824.2

Basic net income per ordinary share	2.18	(0.26)	1.92
Diluted net income per ordinary share[1]	2.17	(0.26)	1.91
Number of ordinary shares used in computing per share amounts
Basic	430.2	430.2	430.2
Diluted[1]	432.3	432.3	432.3

Consolidated Statements of Comprehensive Income
For the six-month period ended July 2, 2017	As previously reported	Adoption of IFRS 15	As adjusted
(in millions)	EUR	EUR	EUR

Net income	936.5	(112.3)	824.2

Other comprehensive income:

Proportionate share of other comprehensive income from investments in associates	—	—	—

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation and effective portion of hedges on net investments	(255.5)	(0.3)	(255.8)
Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	(19.2)	—	(19.2)
Transfers to net income	3.5	—	3.5
Other comprehensive income, net of taxes	(271.2)	(0.3)	(271.5)

Total comprehensive income, net of taxes	665.3	(112.6)	552.7
Attributable to equity holders	665.3	(112.6)	552.7

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

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The following table summarizes the impacts of the adoption of IFRS 15 on our Consolidated Balance Sheets as of December 31, 2017:

Consolidated Balance Sheets
As of December 31, 2017	As previously reported	Adoption of IFRS 15	As adjusted
(in millions, except share and per share data)	EUR	EUR	EUR

Property, plant and equipment	1,546.1		1,546.1
Goodwill	4,562.7		4,562.7
Other intangible assets	2,736.1		2,736.1
Investments in associates	982.2		982.2
Deferred tax assets	196.3		196.3
Finance receivables	264.9		264.9
Derivative financial instruments	65.2		65.2
Other assets	458.5		458.5
Total non-current assets	10,812.0		10,812.0

Assets
Inventories	2,958.4	(2.8)	2,955.6
Contract assets	—	90.2	90.2
Current tax assets	61.6		61.6
Derivative financial instruments	50.5		50.5
Finance receivables	59.1		59.1
Accounts receivable	1,772.3		1,772.3
Other assets	717.1	(208.5)	508.6
Short-term investments	1,029.3		1,029.3
Cash and cash equivalents	2,259.0		2,259.0
Total current assets	8,907.3	(121.1)	8,786.2

Total assets	19,719.3	(121.1)	19,598.2

Liabilities and shareholders’ equity
Provisions	—		—
Contract liabilities	—	1,530.0	1,530.0
Derivative financial instruments	4.6		4.6
Current portion of long-term debt	25.2		25.2
Current tax liabilities	152.0		152.0
Accrued and other liabilities	2,322.8	(1,734.6)	588.2
Accounts payable	837.3		837.3
Total current liabilities	3,341.9	(204.6)	3,137.3

Long-term debt	3,000.1		3,000.1
Derivative financial instruments	62.7		62.7
Deferred and other tax liabilities	570.9	13.2	584.1
Provisions	21.2		21.2
Contract liabilities	—	622.0	622.0
Accrued and other liabilities	766.4	(652.0)	114.4
Total non-current liabilities	4,421.3	(16.8)	4,404.5

Total liabilities	7,763.2	(221.4)	7,541.8

Issued and outstanding shares	38.8		38.8
Share premium	4,192.4		4,192.4
Treasury shares at cost	(557.9)		(557.9)
Retained earnings	4,408.0	152.2	4,560.2
Earnings current year	2,225.2	(51.9)	2,173.3
Accumulated other comprehensive income	79.6		79.6
Legal reserves	1,570.0		1,570.0
Total shareholders’ equity	11,956.1	100.3	12,056.4

Total liabilities and shareholders’ equity	19,719.3	(121.1)	19,598.2

ASML Statutory Interim Report 2018    22

The following tables summarize the impacts of the adoption of IFRS 15 on our Consolidated Statements of Cash flows for the six-month period ended July 2, 2017:

For the six-month period ended July 2, 2017	As previously reported	Adoption of IFRS 15	As adjusted
(in millions)	EUR	EUR	EUR

Cash Flows from Operating Activities
Net income	936.5	(112.3)	824.2
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization[1]	358.3	—	358.3
Impairment	7.8	—	7.8
Loss on disposal of property, plant and equipment[2]	1.1	—	1.1
Share-based payments	25.8	—	25.8
Allowance for doubtful receivables	2.5	—	2.5
Allowance for obsolete inventory	60.6	—	60.6
Deferred income taxes	29.3	(9.4)	19.9
Investments in associates, net of income taxes	—	—	—
Changes in assets and liabilities:
Accounts receivable	(570.2)	—	(570.2)
Finance receivables	19.7	28.7	48.4
Inventories[2,3]	(416.8)	(22.5)	(439.3)
Other assets	(195.0)	9.0	(186.0)
Accrued and other liabilities	146.3	(55.5)	90.8
Accounts payable	400.4	—	400.4
Current income taxes	(254.3)	—	(254.3)
Contract assets and liabilities	—	162.0	162.0
Net cash provided by operating activities	552.0	—	552.0
Cash Flows from Investing Activities
Purchase of property, plant and equipment[3]	(94.9)	—	(94.9)
Purchase of intangible assets	(200.3)	—	(200.3)
Purchase of short-term investments	(350.0)	—	(350.0)
Maturity of short-term investments	900.0	—	900.0
Cash from (used for) derivative financial instruments	(47.2)	—	(47.2)
Loans issued and other investments	—	—	—
Repayment on loans	—	—	—
Acquisition of associates	(1,002.1)	—	(1,002.1)
Dividend income from associates	—	—	—
Acquisition of subsidiaries (net of cash acquired)	—	—	—
Net cash used in investing activities	(794.5)	—	(794.5)
Cash Flows from Financing Activities
Dividend paid	(516.7)	—	(516.7)
Purchase of treasury shares	—	—	—
Net proceeds from issuance of shares	24.9	—	24.9
Net proceeds from issuance of notes	—	—	—
Repayment of debt	(240.7)	—	(240.7)
Net cash used in financing activities	(732.5)	—	(732.5)
Net cash flows	(975.0)	—	(975.0)
Effect of changes in exchange rates on cash	(17.7)	—	(17.7)
Net increase (decrease) in cash and cash equivalents	(992.7)	—	(992.7)
Cash and cash equivalents at beginning of the year	2,906.9	—	2,906.9
Cash and cash equivalents at end of the year	1,914.2	—	1,914.2
Supplemental Disclosures of Cash Flow Information:			—
Interest received	10.7		10.7
Interest paid	(33.4)		(33.4)
Income taxes paid	(390.0)		(390.0)

1.
For the six-month period ended July 2, 2017, depreciation and amortization includes EUR 159.4 million of depreciation of property, plant and equipment, EUR 196.8 million of amortization of intangible assets and EUR 2.1 million of amortization of underwriting commissions and discount related to the bonds and credit facility.

2.
For the six-month period ended July 2, 2017, an amount of EUR 19.1 million of the disposal of property, plant and equipment relates to noncash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

3.
For the six-month period ended July 2, 2017, an amount of EUR 3.1 million of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

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Accounting policy - Revenue From Contracts With Customers
We measure revenue based on the consideration specified in the contracts with our customers, adjusted for any significant financing components, and excluding any tax amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a good or service to our customer. Taxes assessed by a governmental authority that are imposed on a specific revenue-producing transaction, that are collected by us from our customers, are excluded from revenue.
We bill our customers for, and recognize as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales. For certain contracts and constructive obligations resulting from these arrangements, for which a loss is evident, we recognize the anticipated loss to the extent the costs of completing these contracts and constructive obligations exceed the amount of the contract price. When we satisfy these obligations, we utilize the related liability.
We generate revenue from the sale of integrated patterning solutions for the semiconductor industry, which mainly consist of systems, system related options and upgrades, holistic lithography solutions and customer services. The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (performance obligations), which mainly include the sale of our systems, system related options, installation, training and extended and enhanced (optic) warranty.
The main portion of our system sales results from volume purchase agreements, in which we offer customers discounts in the normal course of sales negotiations. As part of these volume purchases agreements, we may also offer free goods or services and credits that can be used towards future purchases. Occasionally, systems, with the related extended and enhanced (optic) warranties, installation and training services, are ordered individually. Our system sales agreements do not include a general right of return.
For bundled packages, we account for individual goods and services, including the free or discounted goods or services, separately if they are distinct - i.e. if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration paid for our performance obligations is typically fixed, unless specifically noted in the nature of the performance obligations. At times the total consideration of the contract can be dependent on the final volume of systems ordered by the customer. Payment is typically due 15-45 days after shipment or completion of the service unless described otherwise. The total consideration of the contract is allocated between all distinct performance obligations in the contract based on their stand-alone selling prices. The stand-alone selling prices are determined based on other stand-alone sales that are directly observable, when possible. However, for the majority of our performance obligations these are not available. If no directly observable evidence is available, the stand-alone selling price is estimated using the adjusted market assessment approach. These estimates are considered significant judgments.
Variable consideration is estimated at contract inception for each performance obligation, and subsequently updated each quarter, using either the expected value method or most likely amount method, whichever is determined to best predict the consideration to be collected from the customer. Variable consideration is only included in the transaction price if it is considered probable that a significant revenue reversal will not occur.
In certain scenarios when entering into a volume purchase agreement, free goods or services are provided directly or through a voucher that can be used on future contracts. Consideration from the contract will be allocated to these performance obligations and revenue recognized when control transfers based on the nature of the goods or service provided.
Options to buy goods or services in addition to the purchase commitment are assessed to determine if they provide a material right to the customer that they would not have received if they had not entered into this contract. Each option to buy additional goods or services provided at a discount from the stand-alone selling price is considered a material right. The discount offered from the stand-alone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined the customer will not exercise the option to buy, or the option expires, revenue will be recognized.
Occasionally we may enter into a bill-and-hold transaction where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system.

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Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms

New systems (established technologies)
New systems sales include i-line, KrF, ArF, ArFi and EUV related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems. Prior to shipment, the majority of our systems undergo a Factory Acceptance Test (FAT) in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system meets its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped only after all contractual specifications are met or discrepancies from agreed upon specifications are waived and customer signoff is received for delivery. Each system’s performance is re-tested through a Site Acceptance Test (SAT) after installation at the customer site. We have never failed to successfully complete installation of a system at a customer’s premises; therefore, acceptance at FAT is considered to be proven for established technologies with a history of successful customer acceptances at SAT (equal or better than FAT).

Transfer of control of a system undergoing FAT, and recognition of revenue related to this system, will occur upon delivery of the system, depending on the Incoterms.
Transfer of control of a system not undergoing a FAT, and recognition of revenue related to this system, will occur upon customer acceptance of the system at SAT.

Used systems
We have no significant repurchase commitments in our general sales terms and conditions, however from time to time we repurchase systems that we have manufactured and sold and, following refurbishment, will resell to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems that we can refurbish, resell, and install as part of our normal business operations.

Transfer of control of the systems, and related revenue recognition, will occur either upon delivery of the system to the carrier or upon arrival of the system to the customer’s loading dock, depending on the Incoterms and if a FAT was performed prior to shipment. If no FAT was performed, then transfer of control will be upon customer acceptance at SAT. If a FAT was performed, then transfer of control will be upon customer acceptance at FAT, refer to "New systems (established technologies)".

Field upgrades and options (system enhancements)
Field upgrades and options mainly relate to goods and services that are delivered for systems already installed in the customer factories. Certain upgrades require significant installation efforts, enhancing an asset the customer controls, therefore resulting in transfer of control over the period of installation, measured using the cost incurred method estimated using labor hours, as this best depicts the satisfaction of our obligation in transferring control. The options and other upgrades that do not require significant installation effort transfer control upon delivery, depending on the Incoterms.

As long as we are not able to make a reliable estimate of the total efforts needed to complete the upgrade, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or completion of the upgrade.

New product introduction
New product introductions are typically newly developed options to be used within our systems. Transfer of control and revenue recognition for new product introductions occurs upon customer acceptance (generally at SAT) except when there is an established history of successful installation and customer acceptance, in which case revenue will be recognized consistent with other systems and goods after transfer of control.

Installation
Installation is provided within the selling price of a system. Installation is considered to be distinct as it does not significantly modify the system being purchased and the customer or a third party could be capable of performing the installation themselves if desired. Transfer of control takes place over the period of installation from delivery through SAT, measured on a straight-line basis, as our performance is satisfied evenly over this period of time.

As long as we are not able to make a reliable estimate of the total efforts needed to complete the installation, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or installation completion.

Warranties
We provide standard warranty coverage on our systems for 12 months, providing labor and non-consumable parts necessary to repair our systems during these warranty periods. These standard warranties cannot be purchased and do not provide a service in addition to the general assurance the system will perform as promised. As a result, no revenue is allocated to these standard warranties.

Both the extended and enhanced (optic) warranties on our systems are accounted for as a separate performance obligation, with transfer of control taking place over the warranty period, measured on a straight-line basis, as this is a stand-ready obligation.

Time-based licenses and related service
Time-based licenses relate to software licenses and the related service which are sold for a period of time. The licenses and the related service are not considered to be individually distinct and the transfer of control takes place over the license term, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Payments are made in installments throughout the license term.

ASML Statutory Interim Report 2018    25

Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms
Application projects
Application projects are node transition and consulting projects which at times may be provided as free service within a volume purchase agreement. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of these kind of services.

As long as we are not able to make a reliable estimate of the total efforts needed to complete these kind of projects, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or project completion.

Service contracts
Service contracts are entered into with our customers to support our systems used in their ongoing operations during the systems lifecycle, typically in the form of full-service agreements, limited manpower agreements, other labor agreements, parts availability or parts usage agreements. These services are typically for a specified period of time. Control transfers over this period of time, measured on a straight-line basis, as these are stand-ready obligations, with an exception for the labor hour pool service contracts for which we recognize revenue in line with invoicing, using the practical expedient in IFRS 15.B16. Invoicing is typically performed monthly or quarterly throughout the service period, typically payable within 15-45 days.

Billable parts and labor
Billable labor represents maintenance services to our systems installed in the customer’s factories while in operation, through purchase orders from our customer. Control over these services is transferred to the customer upon receipt of customer sign-off.

Billable parts represent spare parts including optical components relating to our systems installed in the customer’s factories while in operation, through purchase orders from our customer.
Billable parts can be:
• Sold as direct spare parts, for which control transfers upon the relevant Incoterms; or
• Sold as part of maintenance services, for which control transfer upon receipt of customer sign-off.

Field projects (relocations)
Field projects represent mainly relocation services. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of our service.

OnPulse Maintenance
OnPulse maintenance services are provided over a specified period of time on our light source systems. Payment is determined by the amount of pulses counted from each light source system, which is variable. Invoicing is monthly based on the pulses counted. Revenue is recognized in line with invoicing using the practical expedient in IFRS 15.B16.

Leases
As of January 1, 2018, ASML has early adopted IFRS 16 "Leases". We applied a cumulative catch-up approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease". The most significant changes in our accounting policy (compared to IAS 17) are the recognition of Right-of-Use (ROU) assets and lease liabilities for operating leases and the classification of leases from a lessor perspective.
As per January 1, 2018:

•	We have recognized ROU assets and lease liabilities of EUR 113.7 million.

•	The short term portion of the lease liabilities of EUR 32.8 million has been classified as Current accrued and other liabilities.

•	The long term portion of the lease liabilities of EUR 80.9 million has been included in the Non-current accrued and other liabilities.
We are not required to make any adjustments on transition for leases in which we are a lessor and account for our new leases applying IFRS 16 from the date of initial application.
We elected the following practical expedients and applied these consistently to all of our leases (including those for which we are a lessee or a lessor):

•	We did not reassess whether any expired or existing contracts are or contain leases.

•	We excluded initial direct costs for any existing leases.

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On adoption of IFRS 16, ASML recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using our incremental borrowing rate. The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2018 was 2.2 percent.

Unaudited
As of January 1	2018
(in millions)	EUR
Operating lease commitments disclosed as of December 31, 2017	102.1
Discounted using our incremental borrowing rate of 2.2%	(6.1)
Add: adjustments as result of a different treatment of extension options	17.7
Lease liability recognized as of January 1, 2018	113.7

Accounting Policy - Leases from a Lessee Perspective
We determine if an arrangement is a lease at inception. Determining whether a contract contains a lease requires judgment. In general, arrangements are considered to be a lease when all of the following apply:

•	It conveys the right to control the use of an identified asset for a period of time in exchange for consideration;

•	We have substantially all economic benefits from the use of the asset; and

•	We can direct the use of the identified asset.
Lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The ROU asset also include all lease payments made and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.
For leases, each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Consolidated Statement of Profit or Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. For certain equipment and for leased warehouses we account for the lease and non-lease components separately. For warehouse leases the allocation of the consideration between lease and non-lease components is based on the relative stand-alone prices of lease components included in the lease arrangements. Additionally, for car leases, we apply a portfolio approach to effectively account for the ROU assets and liabilities.
Leases are included in ROU assets and Accrued and other liabilities.
Accounting Policy - Leases from a Lessor Perspective
We classify a lease as a finance lease when any of the following criteria are met at lease commencement:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•
The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•
The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
Revenue is recognized at commencement of the lease term of a finance lease. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is unearned interest, which is recognized over time in the Consolidated Statement of Profit or Loss.
A lease is classified as an operating lease if the lease classification criteria (as described above) are not met. If we have offered our customers an operating lease arrangement, the contract consideration is recognized in the Consolidated Statement of Profit or Loss on straight-line basis over the period of the lease.
Finance leases
Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as finance lease arrangements. If we have offered the customer a finance lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated Statement of Profit or Loss over the term of the lease contract using the effective interest method.

ASML Statutory Interim Report 2018    27

Operating leases
Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated Statement of Profit or Loss on a straight-line basis over the term of the lease contract.
Accounting Policy - Finance receivables
Finance receivables consist of receivables in relation to finance leases.
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay.
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis. The deposits have an original maturity beyond three months with financial institutions that have investment grade credit ratings.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.

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The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of July 1, 2018	Level 1	Level 2	Level 3	Total
(in millions)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	120.0	—	120.0
Money market funds [2]	1,309.3	—	—	1,309.3
Short-term investments [3]	—	654.3	—	654.3
Total	1,309.3	774.3	—	2,083.6

Liabilities measured at fair value
Derivative financial instruments [1]	—	87.5	—	87.5

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,162.7	—	—	3,162.7

As of December 31, 2017	Level 1	Level 2	Level 3	Total
(in millions)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	115.7	—	115.7
Money market funds [2]	1,329.4	—	—	1,329.4
Short-term investments [3]	—	1,029.3	—	1,029.3
Total	1,329.4	1,145.0	—	2,474.4

Liabilities measured at fair value
Derivative financial instruments [1]	—	67.3	—	67.3

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,193.2	—	—	3,193.2

1.    Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2.    Money market funds are part of our cash and cash equivalents.
3.    Short-term investments consist of deposits with an original maturity longer than three months, but less than one year at the date of acquisition.
4.    Long-term debt relates to Eurobonds.
There were no transfers between levels during the first half year of 2018 and 2017.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.
Assets and liabilities measured at fair value on a non-recurring basis
For the six-month period ended July 1, 2018 and the year ended December 31, 2017, we had no significant fair value measurements on a non-recurring basis. We did not recognize any significant impairment charges for other intangible assets during the first half year of 2018 and the first half year of 2017.
5. Liquidity
Our principal sources of liquidity consist of cash and cash equivalents as of July 1, 2018 of EUR 2,325.7 million (December 31, 2017: EUR 2,259.0 million), short-term investments as of July 1, 2018 of EUR 654.3 million (December 31, 2017: EUR 1,029.3 million) and available credit facilities as of July 1, 2018 of EUR 700.0 million (December 31, 2017: EUR 700.0 million). In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
6. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the 2017 Integrated Report based on IFRS, with the exception of revenue recognition and leases. The changes related to the critical accounting estimates for revenue recognition and leases are included in Note 3 Summary of Significant Accounting Policies.

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7. Earnings per share
The basic and diluted net income per ordinary share has been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions, except per share data)	EUR	EUR

Net income	824.2	1,203.1

Weighted average number of shares outstanding	430.2	426.6

Basic net income per ordinary share	1.92	2.82

Weighted average number of shares outstanding:	430.2	426.6
Plus shares applicable to:
Options and conditional shares	2.1	1.6
Dilutive potential ordinary shares	2.1	1.6

Diluted weighted average number of shares	432.3	428.2

Diluted net income per ordinary share [2]	1.91	2.81

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

2.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive.

8. Investments in Associates
On June 29, 2017, we completed the acquisition of the 24.9 percent interest in Carl Zeiss SMT Holding GmbH & Co. KG for EUR 1 billion in cash plus EUR 2.1 million transaction costs. We account for our equity investment using the equity method of accounting because we do not control this partnership, however we can exert significant influence over its operating and financial policies. We record the results using a one-quarter time lag as these results are not available in time to record them in our concurrent period.
9. Commitments, Contingencies and Guarantees
Legal Contingencies
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents. The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009. Each party had the right to select a limited number of the other party’s patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.
The Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other. This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
In April 2017, Nikon sued ASML in both the Netherlands and Japan, alleging that the manufacture, sale, and / or use by ASML of certain equipment infringes asserted Nikon patents, and requesting both damages and injunctive relief prohibiting the sale or manufacture of such equipment. Nikon also sued in Germany, Carl Zeiss SMT GmbH, a supplier to ASML of components that ASML sells with or as part of certain lithography equipment. Nikon alleges that the manufacture, sale, and / or use of certain of these Carl Zeiss SMT GmbH components infringe asserted Nikon patents, and also seeks damages and an injunction prohibiting Carl Zeiss SMT GmbH from manufacturing or exporting certain components. Nikon has also initiated proceedings in the United States District Court for the District of Arizona requesting that ASML provide to Nikon certain information pertinent to litigation outside the U.S., and ASML has provided Nikon with such information as required by the court in which the proceedings were initiated.
In response to Nikon’s actions, ASML, in some cases jointly with Carl Zeiss SMT GmbH and / or its affiliates, filed several lawsuits against Nikon both in Japan and in a number of venues in the U.S. and other jurisdictions, alleging patent infringement of certain patents owned by ASML and / or Carl Zeiss SMT GmbH and / or its affiliates. ASML and Carl Zeiss SMT have also initiated proceedings in United States District Court requesting that Nikon’s U.S. affiliates provide to ASML or Carl Zeiss SMT certain information pertinent to litigation outside the U.S. ASML may initiate further legal actions.

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Certain of these proceedings in Germany and in the Netherlands have resulted in court judgments. A court in Germany has issued a judgment adverse to Carl Zeiss SMT, ruling that Nikon may prohibit the sale of products having certain specific illumination features within Germany. This ruling has had no practical impact on ASML as no customers use these particular features. On 6 June 2018 a court in the Netherlands has ruled in favor of ASML in one of these cases, finding that the patent asserted by Nikon was invalid. A ruling in one of the Dutch proceedings, in which Nikon alleges that certain patents are infringed and is seeking an injunction, is scheduled for July 18, 2018 or shortly thereafter. Further claims in the Netherlands, Germany and other jurisdictions remain pending, and further court judgments are expected in 2018 and 2019.
ASML and Nikon participated in a mediation in respect of these disputes, which included discussion as to whether the parties could agree to a cross-license agreement. The mediation did not result in any agreement.
We are unable to predict at the reporting date what may be the effect of the proceedings described above.
See Interim Management Board Report - Risk Factors - Defending against intellectual property claims brought by others could harm our business for a disclosure of risk factors relating to litigation.
Other commitments, contingencies and guarantees
In June 2018 ASML signed an agreement with The State of Connecticut for financial assistance of USD 20.0 million for our Wilton expansion project. ASML provided a parent guarantee for an amount of USD 20.0 million plus the payment of penalties, interest and other amounts due under the assistance agreement to The State of Connecticut.
As of 2003, we leased the Veldhoven headquarters for a period of 15 years from an entity ("lessor") that was incorporated by the SPE shareholders.
The SPE shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and had a purchase option that was exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. ASML exercised the purchase option and bought the asset on June 29, 2018. The subordinated loan was redeemed on July 4, 2018.
The nature, scale and scope of the other commitments, contingencies and guarantees are in line with those disclosed in the 2017 Integrated Report based on IFRS.
10. Income Taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annualized effective tax rate for the six-month period ended July 1, 2018 is 11.8 percent compared to 16.7 percent (restated) for the six-month period ended July 2, 2017. The decrease in estimated annualized effective tax rate compared to 2017 is mainly related to the nominal tax rate reduction in the US, and a change in the mix of income before income taxes in the Netherlands and foreign jurisdictions.
11. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems mainly consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales per technology.
Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions)	EUR	EUR
New systems	2,560.8	3,671.8
Used systems	30.3	82.4
Net system sales	2,591.0	3,754.2

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

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Segment performance is evaluated by our Chief Operating Decision Maker based on US GAAP net income which is measured differently from net income reported in our Consolidated Condensed Financial Statements based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions)	EUR	EUR

Net system sales	2,591.0	3,754.2
Net service and field option sales	1,315.3	1,271.2
Total net sales	3,906.3	5,025.4

Cost of system sales	(1,401.6)	(1,891.9)
Cost of service and field option sales	(755.2)	(833.1)
Total cost of sales	(2,156.8)	(2,725.0)

Gross profit	1,749.5	2,300.4
Other income	47.9	—
Research and development costs	(627.8)	(737.2)
Selling, general and administrative costs	(200.6)	(231.6)
Income from operations	969.0	1,331.6

Interest and other, net	(24.9)	(12.7)
Income before income taxes	944.1	1,318.9

Provision for income taxes	(135.1)	(181.9)
Income after income taxes	809.0	1,137.0

Profit (loss) related to equity method investments	—	(13.3)
Net income	809.0	1,123.7

Development expenditures (Note A)	21.1	48.8
Income taxes (Note B)	(5.8)	30.7
Other	(0.1)	(0.1)
Net income based on IFRS-EU	824.2	1,203.1

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

Segment performance is also evaluated by our Chief Operating Decision Maker based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

		Unaudited
	December 31, 2017[2]	July 1, 2018
(in millions)	EUR	EUR
Total assets based on US GAAP[1]	18,189.0	18,738.8
Lease Accounting (Note A)	(113.7)	—
Development expenditures (Note B)	1,579.7	1,640.4
Income taxes (Note C)	(56.8)	72.5
Other	—	—
Total assets based on IFRS-EU	19,598.2	20,451.7

1.
The 2017 total assets based on US GAAP has been restated to reflect the new accounting standard ASC 606 Revenue from Contracts with Customers. There are no differences between ASC 606 Revenue from Contracts with Customers and IFRS 15 Revenue from Contracts with Customers, see Note 3 Summary of Significant Accounting Policies.

2.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

The above differences between IFRS-EU and US GAAP relate to the following:
Note A - Lease Accounting
Under IFRS-EU, we applied a cumulative catch-up approach and therefore did not restate prior years presented upon adoption in 2018.
Based on ASC 842 (US GAAP) we applied a modified retrospective adoption and had to restate 2017. The most significant change in our accounting policy (compared to ASC 840 "Leases") is the recognition of Right-of-Use (ROU) assets and lease liabilities for operating leases. Under US-GAAP as per December 31, 2017 we have recognized ROU assets of EUR 113.7 million.
For further disclosure regarding the adoption of IFRS 16 "Leases", see Note 3 Summary of Significant Accounting Policies.

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Note B - Development Expenditures
Under US GAAP, we apply ASC 730, "Research and Development". In accordance with ASC 730, we charge costs relating to research and development to operating expense as incurred.
Under IFRS-EU, we apply IAS 38, "Intangible Assets". In accordance with IAS 38, we capitalize certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years.
Note C - Income Taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions relating to inventory that are eliminated in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS-EU, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, derivative financial instruments, post-employment benefit assets and rights arising under insurance contracts.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017[1]	2018
(in millions)	EUR	EUR
Japan	195.8	193.7
Korea	1,403.6	1,955.6
Singapore	64.2	84.2
Taiwan	907.7	645.9
China	488.4	894.2
Rest of Asia	(2.3)	1.1
Netherlands	2.7	0.9
EMEA	250.0	479.9
United States	596.2	769.9
Total	3,906.3	5,025.4

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

Non-current assets by geographic region were as follows:

		Unaudited
	December 31, 2017[1]	July 1, 2018
(in millions)	EUR	EUR
Japan	3.7	14.4
Korea	27.3	68.7
Singapore	0.7	1.3
Taiwan	2,766.0	2,758.6
China	3.7	10.6
Rest of Asia	3.0	5.9
Netherlands	2,760.3	2,869.4
EMEA	965.0	984.1
United States	3,710.3	3,802.6
Total	10,240.0	10,515.6

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

For the six-month period ended July 1, 2018, net sales to the largest customer accounted for EUR 1,415.6 million or 28.2 percent of total net sales (July 2, 2017: EUR 1,125.6 million or 28.8 percent). Our three largest customers (based on net sales) accounted for EUR 1,123.8 million or 51.6 percent of accounts receivable, finance receivables and non-current receivables in other assets at July 1, 2018 (December 31, 2017: EUR 1,356.7 million or 64.7 percent).
Substantially all of our sales were export sales during the six-month periods ended July 1, 2018 and July 2, 2017.
Disaggregation of revenue
Our revenue from contracts with customers on a disaggregated basis align with our reportable segment disclosures as per above with the addition of disaggregation of net system sales per technology and per end-use. We believe that this level of disaggregation depicts the nature, amount, timing, and uncertainty of our revenue and cash flows and provides the user of our financial statements with information to evaluate ASML’s performance in an appropriate manner.

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Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	Net system sales	Net system sales
	in units	in EUR
		(in millions)
For the six-month period ended July 1, 2018
EUV	8	788.0
ArFi	40	2,216.0
ArF dry	8	147.6
KrF	38	431.5
I-line	13	49.4
Metrology & Inspection	38	121.7
Total	145	3,754.2

For the six-month period ended July 2, 2017[1]
EUV	2	216.3
ArFi	34	1,783.0
ArF dry	7	78.0
KrF	33	312.4
I-line	10	53.2
Metrology & Inspection	48	148.1
Total	134	2,591.0

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

The increase in net system sales is primarily driven by a higher number of systems sold, and a shift towards more high-end systems; in the first half of 2018, we recognized in revenue sales of eight EUV systems, compared to two systems in the first half of 2017.
Net system sales per end-use were as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	Net system sales	Net system sales
	in units	in EUR
		(in millions)
For the six-month period ended July 1, 2018
Logic	38	1,411.3
Memory	107	2,342.9
Total	145	3,754.2

For the six-month period ended July 2, 2017
Logic	65	1,307.9
Memory	69	1,283.1
Total	134	2,591.0

1.
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The comparative numbers have been restated to reflect the changes in IFRS 15, see Note 3 Summary of Significant Accounting Policies.

12. Dividends and Share Buybacks
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs, for acquisition opportunities that may arise from time to time and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
In the AGM of April 25, 2018, a dividend of EUR 1.40 per ordinary share of EUR 0.09 nominal value was approved for 2017. As a result, a total dividend amount of EUR 597.1 million was paid to our shareholders on May 9, 2018.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.

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In January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares which will be used to cover employee share plans.
For the six-month period ended July 1, 2018, ASML has acquired 2.6 million shares under this program for a total consideration of EUR 439 million.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.
13. Related Party Transactions
On June 29, 2017, we completed the acquisition of a 24.9 percent interest in Carl Zeiss SMT Holding GmbH & Co. KG, which owns 100 percent of the shares in Carl Zeiss SMT GmbH, to strengthen the long-standing and successful partnership and to facilitate the development of the future generation of EUV lithography systems. Based on the 24.9 percent investment and our relationship with Carl Zeiss SMT GmbH being our single supplier of optical columns essential to our chip-making systems, Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries are considered related parties of ASML as of June 29, 2017.
On November 3, 2016 we agreed with Carl Zeiss SMT GmbH to support their R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, for an amount of EUR 760.0 million over 6 years, beginning in 2016. During 2017, we agreed to fund an additional EUR 325.0 million. In 2017 we paid an amount of EUR 147.5 million, of which EUR 55.8 million related to R&D costs and EUR 2.6 million related to supply chain support costs. During the first half year of 2018, we agreed to fund an additional EUR 57.5 million and we paid an amount of EUR 132.4 million, of which EUR 37.7 million related to R&D costs and EUR 2.6 million related to supply chain support costs. . As of July 1, 2018 our estimated remaining commitment to Carl Zeiss SMT GmbH amounts to EUR 850.6 million (December 31, 2017: EUR 925.5 million).

From time to time, ASML makes non-interest bearing advance payments to Carl Zeiss SMT GmbH supporting their work-in-process, thereby securing lens and optical column deliveries to us. Amounts included in these advance payments are settled through future lens or optical column deliveries.
The total purchases, sales and outstanding balances to and from Carl Zeiss SMT Holding GmbH & Co. KG and its subsidiaries were as follows:

	Unaudited	Unaudited
For the six-month period ended July 2, 2017 and July 1, 2018	2017	2018
(in millions)	EUR	EUR
Total purchases from Carl Zeiss SMT Holding GmbH & Co. KG	556.9	692.3

	Unaudited	Unaudited
	December 31, 2017	July 1, 2018
(in millions)	EUR	EUR
Advance payments and CAPEX funding to Carl Zeiss SMT Holding GmbH & Co. KG	497.5	596.2
Net trade payables to Carl Zeiss SMT Holding GmbH & Co. KG	143.2	151.5

For more details in relation to our 24.9 percent interest in Carl Zeiss SMT Holding GmbH & Co. KG see Note 8 Investments in Associates.
There have been no transactions during the first half year of 2018, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course (compensation) arrangements. During the first half year of 2018, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.

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14. Subsequent Events
Subsequent events were evaluated up to July 17, 2018 which is the date the Consolidated Condensed Interim Financial Statements included in this Statutory Interim Report for the six-month period ended July 1, 2018 were approved. There are no events to report.

Veldhoven, the Netherlands
July 17, 2018
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Christophe Fouquet

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Other Information

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Information and Investor Relations
Financial Calendar
October 17, 2018
Announcement of Third Quarter results for 2018
January 23, 2019
Announcement of Fourth Quarter Results for 2018 and Annual Results for 2018
February 6, 2019
Publication of 2018 Annual Reports
April 24, 2019
Annual General Meeting of Shareholders
Fiscal Year
ASML’s fiscal year ends on December 31, 2018
Listing
Our ordinary shares are listed for trading on Euronext Amsterdam and on NASDAQ.
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our Website.

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ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suites 3704-6, Tower Two, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For additional contact information please visit our Website.

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Definitions

Name	Description
AGM	Annual General Meeting of Shareholders

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and / or any of its subsidiaries and / or any investments in associates, as the context may require

BoM	Board of Management of ASML

CAPEX	Capital Expenditure

CCIP	Customer Co-Investment Program

CODM	Chief Operating Decision Maker

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

DRAM	Dynamic Random Access Memory (often called performance memory)

DUV	Deep Ultraviolet

EMEA	Europe, the Middle East and Africa

EPS	Earnings Per Share

EU	European Union

Eurobonds
Our EUR 600 million 5.75 percent senior notes due 2017 (issued 2007, redeemed on June 13, 2017), our EUR 750 million 3.375 percent senior notes due 2023 (issued 2013), our EUR 500 million 0.625 percent senior notes due 2022 (issued 2016), EUR 1,000 million 1.375 percent senior notes due 2026 (issued 2016) and our EUR 750 million 1.625 percent senior notes due 2027 (issued 2016)

Euronext Amsterdam	Euronext Amsterdam N.V.

EUV	Extreme Ultraviolet

FASB	Financial Accounting Standards Board

GDPR	General Data Protection Regulation

High-NA	High Numerical Aperture

HMI	Hermes Microvision, Inc.

Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process

i-line	Lithography system with a mercury lamp as light source

IAS	International Accounting Standards

IASB	International Accounting Standards Board

IC	Integrated Circuit

IFRS	International Financial Reporting Standards

IFRS-EU	International Financial Reporting Standards as adopted by the European Union

Installed Base Management	Net service and field option sales

Integrated Report based on IFRS
The Integrated Report based on IFRS comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the Supervisory Board Report in accordance with the Code

Intel	Intel Corporation

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

KrF	Krypton Fluoride

Logic	Integrated Device Manufacturers and Foundries

NASDAQ	NASDAQ Stock Market LLC

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the Samsung NRE Funding Agreement and the TSMC NRE Funding Agreements

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Name	Description
NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung

Patent Selection
As included in the Nikon Cross-License Agreement, a selection of a limited number of the other party’s patents, where the license for such patents expired in 2009, which is subject to a permanent covenant not to sue in respect of patent infringement claims

R&D	Research and Development
Samsung NRE Funding Agreement	The Samsung Funding Agreement related to the development of 300mm/450mm and EUV lithography equipment

SB	Supervisory Board of ASML

SG&A	Selling, General and Administrative

TSMC NRE Funding Agreements	The TSMC Funding Agreements related to the development of 450mm and EUV lithography equipment

US GAAP	Generally Accepted Accounting Principles in the United States of America

Website	www.asml.com. Information on our website is not incorporated into, and does not form part of this Statutory Interim Report.

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